Filed pursuant to Rule 433

Registration Statement No. 333-169328

BlackRock, Inc.

Pricing Sheet

November 8, 2010

51,075,758 Shares of Common Stock

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus supplement dated November 4, 2010 and the prospectus dated September 13, 2010.

Issuer:	BlackRock, Inc.

Selling stockholders:	Merrill Lynch Group, Inc. (“Merrill Lynch”) and PNC Bancorp, Inc. (“PNC”)

Shares offered:	51,075,758 shares of common stock

Offering price:	$163.00 per share

Option to purchase additional shares:	The underwriters may purchase up to an additional 5,207,376 shares of common stock from Merrill Lynch at the offering price, less the underwriting discount, within 30 days from the date of this pricing sheet to cover overallotments, if any.

Trade date:	November 8, 2010

Settlement date:	November 15, 2010

Issuer symbol:	BLK

Exchange:	NYSE

CUSIP:	09247X101

Concurrent transactions:	Concurrently with the closing of this offering, BlackRock will issue 11,105,000 shares of its common stock to PNC in exchange for an equal number of shares of Series B Preferred Stock, which will allow PNC and its affiliates to retain a greater than 25% voting interest in BlackRock following this offering. In addition, Merrill Lynch has agreed with an institutional investor to sell 2,453,988 shares of BlackRock common stock at the same offering price, subject to approval by the investor’s board of directors and the completion of this offering.

Ownership:	Based on the number of shares outstanding as of September 30, 2010, upon completion of this offering and the concurrent transactions, Merrill Lynch, PNC and its affiliates and Barclays Bank PLC will own 0%, 26.4% and 2.4%, respectively, of BlackRock’s voting common stock outstanding and 9.8%, 20.3% and 19.7%, respectively, of BlackRock’s capital stock, or 0%, 25.3% and 2.3%, respectively, of BlackRock’s voting common stock outstanding and 7.1%, 20.3% and 19.7%, respectively, of BlackRock’s capital stock if the underwriters exercise their overallotment option in full.

Joint book-running managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated; Morgan Stanley & Co. Incorporated; and Barclays Capital Inc.

Joint lead managers:	Credit Suisse Securities (USA) LLC; J.P. Morgan Securities LLC; PNC Capital Markets LLC; UBS Securities LLC; and Wells Fargo Securities, LLC

Senior Co-managers:	BOCI Asia Limited; Banco Santander SA; CCB International Capital Limited; CITIC Securities Corporate Finance (HK) Limited; Citadel Securities LLC; Citigroup Global Markets Inc.; Commerz Markets LLC; Deutsche Bank Securities Inc.; Evercore Group L.L.C.; Goldman, Sachs & Co.; HSBC Securities (USA) Inc.; ING Financial Markets LLC; KeyBanc Capital Markets Inc.; Lloyds TSB Bank plc; Mizuho Securities USA Inc.; and SG Americas Securities, LLC

Co-managers:

Blaylock Robert Van, LLC; Cabrera Capital Markets, LLC; Gleacher and Company Securities, Inc; Houlihan Lokey Capital, Inc.; JMP Securities LLC; Keefe, Bruyette & Woods, Inc.; Knight Capital Markets LLC; RBC Capital Markets, LLC; RBS Securities Inc.; Raymond James & Associates, Inc.; SMBC Nikko Capital Markets Limited; Samsung Securities Co., Ltd.; Muriel Siebert & Co., Inc.; Sterne, Agee & Leach, Inc.; Stifel, Nicolaus & Company, Incorporated; and The Williams Capital Group, L.P.

Underwriter relationships:

Certain of the underwriters and their respective affiliates own stock in BlackRock, Inc. Under NASD Rule 2720, as administered by FINRA, BlackRock may be considered to be under common control with Merrill Lynch, Pierce, Fenner & Smith Incorporated; Barclays Capital Inc. and PNC Capital Markets LLC, and more than five percent of the offering proceeds, not including underwriting compensation, are intended to be paid to Merrill Lynch and PNC, selling stockholders in this offering and affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated and PNC Capital Markets LLC, respectively. Because of these relationships, the offering will be conducted in accordance with NASD Rule 2720, as administered by FINRA. In accordance with that rule, no “qualified independent underwriter” is required, because a bona fide public market exists in the shares, as that term is defined in the rule. To comply with Rule 2720, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated; Barclays Capital Inc.; and PNC Capital Markets LLC will not confirm sales to any account over which Merrill Lynch, Pierce, Fenner & Smith Incorporated; Barclays Capital Inc.; or PNC Capital Markets LLC, as applicable, exercise discretionary authority without the specific written approval of the accountholder.

In addition, certain of the underwriters and their affiliates have provided, and may in the future provide, investment banking, commercial lending, financial advisory and other services for BlackRock. They have received customary fees and expenses for these services. In particular, affiliates of some of the underwriters are dealers under BlackRock’s $3.0 billion commercial paper program. In addition, affiliates of some of the underwriters are lenders and/or documentation agents under BlackRock’s $2.5 billion revolving credit facility maturing in 2012 or were lenders under BlackRock’s 2010 Credit Facility maturing in November 2010 that was available solely to provide short-term financing and support related commercial paper borrowing programs for a portion of the purchase price for BlackRock’s acquisition of Barclays Global Investors from affiliates of Barclays Capital Inc. Pursuant to its terms, the 2010 Credit Facility was terminated and is no longer available to BlackRock.

Certain of the underwriters and their affiliates may from time to time effect transactions for their own account or the accounts of customers, and hold, on behalf of themselves or their customers, long or short positions in the debt or equity securities or loans of BlackRock and may do so in the future.

The issuer has filed a registration statement (including a prospectus) on Form S-3 with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement to the prospectus in such registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322, Morgan Stanley & Co. Incorporated toll-free at (866) 500-5408 or Barclays Capital Inc. toll-free at (888) 603-5847.